UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2022 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Changes in Management

The board of directors of Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, resolved to appoint Ms. Yafit Tehila as Chief Financial Officer, Principle Financial and Accounting Officer, or CFO, effective August 10, 2022, and shall replace Mr. Joe Hayon. Mr. Hayon will retain his position as President and Director of the Registrant.

Prior to becoming CFO of the Registrant, Ms. Tehila served as its Vice President of Finance and Legal since February 2021. Ms. Tehila served as Director of Finance at Nano Dimension Ltd. (NASDAQ: NNDM) from November 2020 through February 2021 and Financial Controller from February 2016 through November 2020.

This Report of Foreign Private Issuer on Form 6-K us incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: August 10, 2022	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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